UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NIMBLE STORAGE, INC.

(Name of Subject Company)

NEBRASKA MERGER SUB, INC.

(Offeror)

HEWLETT PACKARD ENTERPRISE COMPANY

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

John Schultz, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Hewlett Packard Enterprise Company

3000 Hanover Street

Palo Alto, California 94304

(650) 687-5817

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew R. Brownstein, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,249,940,209.12	$144,868.07

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 91,930,574 shares of common stock, par value $0.001 per share (the “Shares”), of Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), outstanding (including 14,533 Shares subject to outstanding restricted stock awards) multiplied by the offer price of $12.50 per Share, (ii) 6,511,236 Shares issuable pursuant to outstanding Nimble Storage stock options with an exercise price less than the offer price of $12.50 per Share, multiplied by $9.17, which is the offer price of $12.50 per Share minus the weighted average exercise price for such options of $3.33 per Share, (iii) 1,500,000 Shares issuable pursuant to outstanding unvested service-based restricted stock units, which is an estimate of the maximum number of restricted stock units expected to vest after March 10, 2017 and prior to the consummation of the offer, multiplied by the offer price of $12.50 per Share and (iv) 1,788,000 Shares, which is the maximum number of Shares issuable pursuant to outstanding repurchase rights under the Employee Stock Purchase Plan, multiplied by the offer price of $12.50 per Share. The calculation of the filing fee is based on information provided by Nimble Storage as of March 10, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$144,868.07	Filing Party:	Nebraska Merger Sub, Inc. and Hewlett Packard Enterprise Company
Form or Registration No.:	Schedule TO	Date Filed:	March 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Hewlett Packard Enterprise Company, a Delaware corporation (“Parent”), and Nebraska Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on March 17, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), at a price of $12.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated March 17, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information.

Regulation M-A Item 1001

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraphs set forth below:

“On March 29, 2017, Richard Delman filed a summons and putative class action complaint in the Supreme Court of the State of New York against Parent and Merger Sub, captioned Delman v. Hewlett Packard Enterprise Company, et. al., Index No. 54198/2017 (the “Delman Complaint”). Mr. Delman alleges that he is “the owner of shares of HP common stock and has continuously owned such shares at all relevant times,” and that he is bringing the action “on behalf of Plaintiff and all other public stockholders of Nimble Storage Inc.” By email to Parent’s outside legal counsel on March 31, 2017, Mr. Delman’s legal counsel advised that the Delman Complaint contains a typographical error and that Mr. Delman intended to allege that he is a Nimble Storage stockholder rather than an HPE stockholder. The Delman Complaint asserts that Parent and Merger Sub concealed material information from Nimble Storage’s stockholders in the Schedule TO and alleges that the Schedule TO is materially deficient because the Schedule TO (i) states that no interest will be paid on Shares but fails to disclose that Nimble Storage stockholders who validly exercise appraisal rights under Delaware law are entitled to interest on such Shares; (ii) states that the Offer will be held open for a minimum of five business days from the date any material change in the terms of the Offer or the information concerning the Offer is first published, but fails to disclose that the date of publication counts as the first business day under applicable SEC interpretations; (iii) fails to disclose that Goldman Sachs and its affiliates hold positions in the securities and other financial instruments of Parent and, in particular, that Goldman Sachs and its affiliates assertedly held over 13 million shares of Parent common stock as of December 31, 2016; (iv) fails to disclose material information concerning asserted conflicts of interest of Nimble Storage’s directors and management, including discussions and arrangements of Nimble Storage’s directors and/or management with Parent regarding post-Merger employment; and (v) fails to disclose the full extent of the affiliation between Marc L. Andreesen, a director of Parent, and Sequoia Technology Partners XII, L.P., a Nimble Storage stockholder and a party to the Support Agreement. The Delman Complaint also states that, “[a]ccording to the Tender Offer Statement, it was important that the transaction with HP be announced prior to the start of trading on March 7, 2017, when Nimble was scheduled to announce its earnings report with respect to the fourth quarter of the fiscal year ended January 21, 2017,” and that the Schedule TO fails to disclose that Nimble Storage exceeded earnings estimates for such period, with revenue of $117 million and a non-GAAP net loss of $10.9 million, or $0.12 per Share, as compared to consensus estimates which had called for $113.5 million in sales and adjusted net loss of $0.14 per Share, and that the announcement of the Merger was assertedly timed to distract from the fact that Nimble Storage is outperforming analyst and internal projections, and therefore the Shares are likely worth much more than the price of Shares immediately before the announcement of the Offer and the Merger. The Delman Complaint seeks, among other things, (a) to require Parent and Merger Sub to make corrective disclosures in the Schedule TO, (b) to enjoin the Offer and the Merger unless such corrective disclosure is made, (c) rescissory and other damages and (d) an award of attorneys’ fees and experts’ fees.

The foregoing description is qualified in its entirety by reference to the Delman Complaint, which is attached as Exhibit (a)(5)(D) to this Amendment No. 3.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2017

NEBRASKA MERGER SUB, INC.

By:	/s/ Rishi Varma
Name:	Rishi Varma
Title:	President and Secretary

HEWLETT PACKARD ENTERPRISE COMPANY

By:	/s/ Rishi Varma
Name:	Rishi Varma
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 17, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)

Press Release of Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to

Exhibit 99.3 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).*

(a)(1)(F)

Blog Post by Antonio Neri, Executive Vice President and General Manager of the Enterprise Group, Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to Exhibit 99.4 to the Current Report on

Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).*

(a)(1)(G)	Investor Presentation of Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).*

(a)(1)(H)	Summary Advertisement as published in The New York Times on March 17, 2017.*

(a)(5)(A)	Class Action Complaint as filed March 21, 2017 (Huston v. Nimble Storage Inc., et. al., Case No. 3:17-cv-1533) (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 1 to the Schedule 14D-9 filed by Nimble Storage, Inc. with the Securities and Exchange Commission on March 23, 2017).*

(a)(5)(B)	Class Action Complaint as filed March 22, 2017 (Parshall v. Nimble Storage Inc., et. al., Case No. 3:17-cv-01538) (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 1 to the Schedule 14D-9 filed by Nimble Storage, Inc. with the Securities and Exchange Commission on March 23, 2017).*

(a)(5)(C)	Class Action Complaint as filed March 24, 2017 (Ettel v. Nimble Storage Inc., et. al., Case No. 5:17-cv-01599) (incorporated by reference to Exhibit (a)(5)(K) to Amendment No. 2 to the Schedule 14D-9 filed by Nimble Storage, Inc. with the Securities and Exchange Commission on March 27, 2017).*

(a)(5)(D)	Summons and Class Action Complaint as filed March 29, 2017 (Delman v. Hewlett Packard Enterprise Company, et al., Index. No. 54198/2017).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2017, by and among Hewlett Packard Enterprise Company, Nimble Storage, Inc. and Nebraska Merger Sub, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(d)(2)	Tender and Support Agreement, dated as of March 6, 2017, by and among Hewlett Packard Enterprise Company, Nebraska Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(g)	None.

(h)	None.

*	Previously filed.